August 8, 2006

Mail Stop 4561

By U.S. Mail and Facsimile to (574) 235-2033

Mr. Larry E. Lentych
Chief Financial Officer
1st Source Corporation
100 N. Michigan Street
South Bend, Indiana 46601

> **Re:** **1st Source Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 000-06233**

Dear Mr. Lentych:

We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief